Exhibit 1 Oi S.A. – In Judicial Reorganization CNPJ/MF No. 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Updates concerning the Judicial Reorganization Plan

Oi S.A. – In Judicial Reorganization (the “Company”), pursuant to CVM Instruction No. 358/02 and in addition to the Material Facts dated September 5, 2016 and March 22, 2017 and the Notice to the Market dated June 30, 2017, informs its shareholders and the market in general that Oi’s Board of Directors, at a meeting held today, resolved upon a capitalization proposal from a working group established during 2016 in order to facilitate the judicial reorganization of the Oi Companies.

Seeking to improve the financial condition of Oi’s balance sheet and the approval of the Judicial Reorganization Plan, the Board of Directors authorized the Board of Executive Officers to discuss with creditors, potential investors and other stakeholders possible changes to the Judicial Reorganization Plan, so that it contemplates increases in the Company’s share capital totaling R$8 billion, which have yet to be detailed and are still subject to approval by the relevant corporate bodies. The intention is that the funds raised will be allocated to the expansion of Oi’s investments, focusing mainly on new broadband projects and mobile network coverage, in order to initiate a new cycle of investment and expansion for Oi linked to the Judicial Reorganization Plan, generating an expected return for shareholders and creditors of the Company.

Also at the meeting of Oi’s Board of Directors held today, the representative of the Brazilian Telecommunications Agency (Anatel) presented a notice issued by Anatel on this date, a full copy of which is attached to this Notice to the Market, stating that Anatel’s Directors’ Council (1) assigned a deadline of August 1, 2017 for the senior management of the Oi Group to present to the Directors’ Council of Anatel the version of the Judicial Reorganization Plan approved by the Board of Directors of Oi, which it intends to submit to the General Meeting of Creditors, and (2) determined that this document be delivered at a meeting with the Board of Directors of Anatel, on that date, at 10:00 am.

Exhibit 1

The Anatel representative stated, also at this Board of Directors meeting, that the senior management of the Oi Group, referred to in the notice, should be represented at the meeting to be held with the Directors’ Council of Anatel on August 1, 2017 by the Chief Executive Officer, the Chairman of the Board of Directors and by representatives of the Company’s principal shareholders—namely Société Mondiale, Pharol and BNDES, the last two of which hold an interest in the Company by means of their vehicles Bratel B.V. and BNDESPar.

In light of this, Oi reiterates that it will continue to interact with creditors, potential investors and other stakeholders of the Company with respect to its Judicial Reorganization Plan, in order to obtain improvements to the Plan and enable its approval at the General Meeting of Creditors next September, ensuring the sustainability of the Company’s business.

The Company will keep its shareholders and the market informed of any developments in the subject matter of this Notice to the Market.

Rio de Janeiro, July 19, 2017.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Brasilia, July 19, 2017

NOTICE FROM THE BRAZILIAN TELECOMMUNICATIONS REGULATORY

AGENCY (“ANATEL”)

Dear members of Oi S.A.’s Board of Directors,

Since 2014, well before various companies within the Oi Group filed for judicial reorganization, Anatel has shown its concern with the possible degradation of financial and operating conditions of Fixed Switched Telephone Service (Serviço de Telefonia Fixa Comutado, “STFC”) concession holders and other companies within the Group.  Note that what is at stake is not only the obligation of continuity of publicly provided services, but also the systematic importance of your infrastructure and the social and economic relevance of the other services offered under authorizations by Anatel.

Ultimately, the granting authority is responsible for the provision of STFC and for the stability of the National Telecommunications System, if the company, for any reason, cannot ensure such.

The Agency increased its degree of vigilance concerning the Company’s technical, economic and financial conditions. It acted systematically in the mapping of infrastructures and promoted actions to mitigate various risks in its various aspects.

In this context, since the end of 2015, Anatel began monitoring, through information provided by the company, the progress of its negotiations with creditors. The discussions did not reach the desired outcome, and just over a year ago the company filed and was granted its request for judicial reorganization, on the grounds that it was the only way to avoid the rapid deterioration of its cash and consequent bankruptcy.

Anatel has remained hopeful for a possible solution that harmonized the interests of shareholders and creditors, through market forces, which could be less traumatic and also more sustainable for Oi.  However, currently, and with the General Meeting of Creditors already approaching, this solution has yet to materialize.

Among the reasons that have so far prevented a successful arrangement of interests among several creditors is the absence of a plan demonstrating the sustainability of the company after the judicial reorganization. In the opinion of the Directors’ Council of Anatel, it is essential that such plan contemplate a significant contribution of new capital in the companies, in a short period of time. Such a condition is absolutely necessary to regain its competitive capacity in the market. This assessment has already been brought to the attention of the Company’s Management and its principal shareholders in more than one opportunity. Despite the urgency and seriousness of the facts, the Oi group did not adopt concrete and effective measures to resolve this impasse.

Without prejudice to the procedures and time required by the judicial reorganization process, which the Agency may not interfere with, Anatel has been forced by the current situation to consider all alternatives provided for by law and does not intend to let a possible failure in the judicial reorganization process to become something more serious, only then, adopting the necessary measures to preserve Brazilian public services.

Considering the rules of regulatory governance and the need to form a sovereign and independent judgment on the real possibilities of recovering the economic and financial stability of the Oi Group in order to ensure the continuity of its operations in the Brazilian market, the Directors’ Council of Anatel: (a) assigns a deadline of August 1, 2017 for the senior management of the Oi Group to present to the Directors’ Council of the Agency the version of the Reorganization Plan approved by its Board of Directors, which it intends to submit to the General Meeting of Creditors; and (b) that this document be delivered at a meeting with the Directors’ Council of the Agency, on that date, at 10:00 am.

Signed by the Directors’ Council of ANATEL:

Juarez Quadros - President of Anatel

Member Igor de Freitas

Member Aníbal Diniz

Member Otávio Luiz Rodrigues Junior

Member Leonardo Euler de Morais